                     ARCADIAN CORPORATION AND SUBSIDIARIES

                   COMPUTATION OF NET INCOME PER COMMON SHARE
          (DOLLARS IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                      -------------------------
                                                                         1996           1995
                                                                        ($000)         ($000)
                                                                      ----------     ----------
Net Income (Applicable to Common Shares)............................  $   41,030     $   13,745
                                                                      ==========     ==========
Weighted Average Common and Common Equivalent Shares Outstanding:
  Weighted Average Common Shares Outstanding........................  31,600,152     14,506,670
  Dilution from Assumed Exercise of Warrants and Options and Assumed
     Conversion of Preferred Stock(a)...............................  15,459,419      2,123,574
                                                                      ----------     ----------
  Weighted Average Common and Common Equivalent Shares
     Outstanding....................................................  47,059,571     16,630,244
                                                                      ==========     ==========
Net Income Per Common Share(b)......................................  $     0.87     $     0.83
                                                                      ==========     ==========

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(a) For purposes of computing net income per common share, the conversion of
    13,646,100 shares of Preferred Stock, which are common stock equivalents because of their mandatory conversion feature, is assumed when such conversion is dilutive.

(b) As of March 1996, the Company had repurchased approximately 166,000 shares of Preferred Stock at an aggregate premium of approximately $1 million above their original issue price. The premium associated with the repurchase of shares of Preferred Stock has not been treated as a reduction of earnings applicable to common shares for purposes of computing net income per common share. Had the premium been treated as a reduction to earnings for such purposes, net income per common share for the first quarter of 1996 would have decreased $0.02.